Exhibit 99.100

APHRIA WELCOMES PASSAGE OF BILL C-45 IN SENATE, READY TO MEET

DEMAND FOR ADULT-USE CANNABIS IN CANADA

LEAMINGTON, ON — June 8, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today provided the following statement in reaction to the passage of Bill C-45, the Cannabis Act, in the Senate of Canada:

Vic Neufeld, CEO of Aphria, said, “Today’s passage of Bill C-45 through the Senate is a historic milestone towards safe and legal recreational cannabis in Canada. We applaud the government’s drive to establish a rational regulatory framework for adult-use cannabis that is designed to protect public health and safety, restrict access to youth, and eliminate the black market. It is a significant day that further cements Canada as the preeminent leader in the global cannabis sector.”

“While we share the government’s goal to create a highly regulated market, we want to ensure that the cannabis industry is well positioned to responsibly meet the needs of Canadians and effectively compete with the black market, which is operating and marketing unbound by ethical or regulatory considerations. To do this, we believe that is critical that licensed producers be allowed to use limited forms of adult focused branding to properly educate Canadians about the differences between illegal and legal products. We also continue to advocate to exempt medicinal cannabis from excise taxes to ensure that it is subject to the same considerations as other medications. We encourage government to consider these changes as Bill C-45 passes through the final stages of legalization.”

“As Canada moves one step closer to adult-use cannabis legalization, Aphria is well positioned as a global leader in the exciting cannabis market. With growing production capacity, innovative products, R&D expertise as well as talented and experienced people, we are ready to serve the recreational adult use market and meet the needs of Canadians. We look forward to working with government as a long-term partner to continue to position Canada as global success story,” added Mr. Neufeld.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

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For media inquiries please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.